RBC Capital Markets®	Filed Pursuant to Rule 424(b)(2) Registration Statement No. 333-171806

Final Pricing Supplement Pricing Supplement Dated April 1, 2013 to the Product Prospectus Supplement, Prospectus Supplement, and Prospectus, Each Dated January 28, 2011	$1,000,000 Reverse Convertible Notes Linked to the Common Stock of Cirrus Logic, Inc. Royal Bank of Canada

Royal Bank of Canada is offering Reverse Convertible Notes linked to the common stock of Cirrus Logic, Inc. (“RevCons” or the “Notes”). The RevCons offered are senior unsecured obligations of Royal Bank of Canada, will pay a coupon at the interest rate specified below, and will have the terms described in the documents described above, as supplemented or modified by this pricing supplement, as set forth below.

The RevCons do not guarantee any return of principal at maturity. Any payments on the RevCons are subject to our credit risk.
Investing in the RevCons involves a number of risks. See “Risk Factors” beginning on page 1 of the prospectus supplement dated January 28, 2011, “Additional Risk Factors Specific to Your Notes” beginning on page PS-3 of the product prospectus supplement dated January 28, 2011, and “Selected Risk Considerations” beginning on page P6 of this pricing supplement.

The RevCons will not constitute deposits insured by the Canada Deposit Insurance Corporation, the U.S. Federal Deposit Insurance Corporation (the “FDIC”) or any other Canadian or U.S. government agency or instrumentality.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.

Issuer:	Royal Bank of Canada	Listing:	None
Pricing Date:	April 1, 2013	Principal Amount:	$1,000 per RevCons
Issuance Date:	April 4, 2013	Maturity Date:	July 5, 2013
Coupon Payment:	Each coupon will be paid in equal monthly payments. (30/360)	Final Stock Price:	The closing price of the Reference Stock on the valuation date.
Initial Stock Price:	As set forth below.
Payment at Maturity (if held to maturity):	For each $1,000 principal amount, $1,000 plus any accrued and unpaid interest at maturity unless:
(i) the Final Stock Price is less than the Initial Stock Price; and
(ii) on any day during the Monitoring Period, the closing price of the Reference Stock is less than the Barrier Price.

If the conditions described in (i) and (ii) are both satisfied, then at maturity the investor will receive, instead of the principal amount, in addition to accrued and unpaid interest, the number of shares of the Reference Stock equal to the Physical Delivery Amount, or at our election, the cash value of those shares.

Investors could lose some or all of their investment at maturity if there has been a decline in the trading price of the Reference Stock.
Monitoring Period:	From and excluding the Pricing Date to and including the Valuation Date.
Physical Delivery Amount:
For each $1,000 principal amount, a number of shares of the Reference Stock equal to the principal amount divided by the Initial Stock Price, subject to adjustment as described in the product prospectus supplement

No.	Reference Stock	Coupon Rate	Initial Stock Price	Barrier Price	Term	Cusip	Principal Amount	Price to Public	Agent’s Commission	Proceeds to Royal Bank of Canada
3937	Cirrus Logic, Inc. (CRUS)	9.30%	$22.08	$13.32	3 Months	78008SJ98	$1,000,000	100%	$12,500.00 1.25%	$987,500.00 98.75%

The price at which you purchase the RevCons includes hedging costs and profits that Royal Bank of Canada or its affiliates expect to incur or realize. These costs and profits will reduce the secondary market price, if any secondary market develops, for the RevCons. As a result, you may experience an immediate and substantial decline in the market value of your RevCons on the Issue Date. See “Supplemental Plan of Distribution (Conflicts of Interest)” below.

We may use this pricing supplement in the initial sale of the RevCons. In addition, RBC Capital Markets, LLC or another of our affiliates may use this pricing supplement in a market-making transaction in the RevCons after their initial sale. Unless we or our agent informs the purchaser otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction.

RBC Capital Markets, LLC

Reverse Convertible Notes due July 5, 2013 Linked to the Common Stock of Cirrus Logic, Inc.

SUMMARY

The information in this “Summary” section is qualified by the more detailed information set forth in this pricing supplement, the product prospectus supplement, the prospectus supplement, and the prospectus.

General:
This pricing supplement relates to an offering of Reverse Convertible Notes (“RevCons” or the “Notes”) linked to the common stock of Cirrus Logic, Inc. (the “Reference Stock”).  The Notes have a term of three months.

Issuer:	Royal Bank of Canada (“Royal Bank”)

Issue:	Senior Medium-Term Notes, Series E

Pricing Date:	April 1, 2013

Issuance Date:	April 4, 2013

Denominations:	Minimum denomination of $1,000, and integral multiples of $1,000 thereafter.

Designated Currency:	U.S. Dollars

Coupon Payment:	Each coupon will be paid in equal monthly payments. (30/360)

Coupon Payment Date(s):	The coupon will be paid on the 4th day of each month during the term of the Note, except for the final coupon, which will be paid on the Maturity Date.

Valuation Date:	July 1, 2013

Maturity Date:	July 5, 2013

Reference Stock:	The common stock of Cirrus Logic, Inc., which trades on the Nasdaq Global Select Market under the symbol “CRUS.”

Term:	Three (3) months.

Initial Stock Price:	$22.08.

Final Stock Price:	The closing price of the Reference Stock on the Valuation Date.

RBC Capital Markets, LLC
P2

Reverse Convertible Notes due July 5, 2013 Linked to the Common Stock of Cirrus Logic, Inc.

Payment at Maturity (if held to maturity):
For each $1,000 in principal amount of the Notes, the investor will receive $1,000 plus any accrued and unpaid interest at maturity unless:

(i)           the Final Stock Price is less than the Initial Stock Price; and

(ii)          on any day during the Monitoring Period, the closing price of the Reference Stock is less than the Barrier Price.

If the conditions described in (i) and (ii) are both satisfied, then at maturity the investor will receive, instead of the principal amount of the Notes, in addition to any accrued and unpaid interest, the number of shares of the Reference Stock equal to the Physical Delivery Amount, or at our election, the cash value of those shares.  If we elect to deliver shares of the Reference Stock, fractional shares will be paid in cash.

Investors in the Notes could lose some or all of their investment at maturity if there has been a decline in the trading price of the Reference Stock.

Monitoring Period:	From and excluding the Pricing Date to and including the Valuation Date.

Monitoring Method:	Close of Trading Day

Physical Delivery Amount:
For each $1,000 principal amount, a number of shares of the Reference Stock equal to the principal amount divided by the Initial Stock Price, subject to adjustment as described in the product prospectus supplement.  If this number is not a round number, then the number of shares of the Reference Stock to be delivered will be rounded down and the fractional part shall be paid in cash.

Calculation Agent:	RBC Capital Markets, LLC

Secondary Market:
RBC Capital Markets, LLC (or one of its affiliates), though not obligated to do so, plans to maintain a secondary market in the Notes after the Issuance Date.  The amount that an investor may receive upon sale of the Notes prior to maturity may be less than the principal amount of those Notes.

Listing:	None

Settlement:	DTC global notes

Terms Incorporated In the Master Note:
All of the terms appearing above the item captioned “Secondary Market” on the cover page and pages P2 and P3 of this pricing supplement and the terms appearing under the caption “General Terms of the Notes” in the product prospectus supplement.

RBC Capital Markets, LLC
P3

Reverse Convertible Notes due July 5, 2013 Linked to the Common Stock of Cirrus Logic, Inc.

ADDITIONAL TERMS OF YOUR NOTES

You should read this pricing supplement together with the prospectus dated January 28, 2011, as supplemented by the prospectus supplement dated January 28, 2011 and the product prospectus supplement dated January 28, 2011, relating to our Senior Global Medium-Term Notes, Series E, of which these Notes are a part. Capitalized terms used but not defined in this pricing supplement will have the meanings given to them in the product prospectus supplement. In the event of any conflict, this pricing supplement will control. The Notes vary from the terms described in the product prospectus supplement in several important ways. You should read this pricing supplement carefully.

This pricing supplement, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the prospectus supplement dated January 28, 2011 and “Additional Risk Factors Specific to the Notes” in the product prospectus supplement dated January 28, 2011, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes. You may access these documents on the SEC website at www.sec.gov as follows (or if that address has changed, by reviewing our filings for the relevant date on the SEC website):

Prospectus dated January 28, 2011:
http://www.sec.gov/Archives/edgar/data/1000275/000121465911000309/f127115424b3.htm

Prospectus Supplement dated January 28, 2011:
http://www.sec.gov/Archives/edgar/data/1000275/000121465911000311/m127114424b3.htm

Product Prospectus Supplement dated January 28, 2011:
http://www.sec.gov/Archives/edgar/data/1000275/000121465911000427/c24110424b5.htm

Our Central Index Key, or CIK, on the SEC Website is 1000275.  As used in this pricing supplement, the “Company,” “we,” “us,” or “our” refers to Royal Bank of Canada.

RBC Capital Markets, LLC
P4

Reverse Convertible Notes due July 5, 2013 Linked to the Common Stock of Cirrus Logic, Inc.

HYPOTHETICAL EXAMPLES OF AMOUNTS PAYABLE AT MATURITY

The examples set forth below are provided for illustration purposes only.  The assumptions in each of the examples are purely hypothetical and do not relate to the actual performance of the Reference Stock.  The hypothetical terms do not purport to be representative of every possible scenario concerning increases or decreases in the price of the Reference Stock on the Valuation Date relative to its price on the Pricing Date.  We cannot predict the actual performance of the Reference Stock.

The table below illustrates the Payment at Maturity of the Notes (excluding the final Coupon), given the Initial Stock Price of $22.08, the Barrier Price of $13.32 and an initial investment of $1,000. Hypothetical Final Stock Prices are shown in the first column on the left.  For this purpose, we have assumed that there will be no anti-dilution adjustments to the Final Stock Price and no market disruption events. The second column shows the Payment at Maturity (as a percentage of the principal amount) in a case where the market price of the Reference Stock does not fall below the Barrier Price at any time during the Monitoring Period. The third column shows the Payment at Maturity (as a percentage of the principal amount) in a case where the market price of the Reference Stock does fall below the Barrier Price during the Monitoring Period.  The fourth column shows the Physical Delivery Amount as a number of shares of the Reference Stock. The fifth column shows the Cash Delivery Amount, should we elect to deliver the Cash Delivery Amount instead of the Physical Delivery Amount.

Hypothetical Final Stock Price	If the closing market price of the Reference Stock does not fall below the Barrier Price on any day during the Monitoring Period: Payment at Maturity as Percentage of Principal Amount	If the closing market price of the Reference Stock falls below the Barrier Price on any day during the Monitoring Period: Payment at Maturity as Percentage of Principal Amount	Physical Delivery Amount as Number of Shares of the Reference Stock	Cash Delivery Amount
$44.16	100.00%	100.00%	n/a	n/a
$38.64	100.00%	100.00%	n/a	n/a
$33.12	100.00%	100.00%	n/a	n/a
$27.60	100.00%	100.00%	n/a	n/a
$22.08	100.00%	100.00%	n/a	n/a
$19.87	100.00%	Physical or Cash Delivery Amount	45.29	$900.00
$17.66	100.00%	Physical or Cash Delivery Amount	45.29	$800.00
$13.32	100.00%	Physical or Cash Delivery Amount	45.29	$603.30
$13.30	n/a	Physical or Cash Delivery Amount	45.29	$602.30
$11.04	n/a	Physical or Cash Delivery Amount	45.29	$500.00
$6.62	n/a	Physical or Cash Delivery Amount	45.29	$300.00
$5.52	n/a	Physical or Cash Delivery Amount	45.29	$250.00
$0	n/a	Physical or Cash Delivery Amount	45.29	$0

The Payments at Maturity shown above are entirely hypothetical; they are based on market prices for the Reference Stock that may not be achieved on the Valuation Date and on assumptions that may prove to be erroneous. The actual market value of your Notes on the Maturity Date or at any other time, including any time you may wish to sell your Notes, may bear little relation to the hypothetical Payments at Maturity shown above, and those amounts should not be viewed as an indication of the financial return on an investment in the Notes or on an investment in the Reference Stock.  Please read “Additional Risk Factors Specific to Your Notes” and “Hypothetical Returns on Your Notes” in the accompanying product prospectus supplement.

RBC Capital Markets, LLC
P5

Reverse Convertible Notes due July 5, 2013 Linked to the Common Stock of Cirrus Logic, Inc.

Payments on your Notes are economically equivalent to the amounts that would be paid on a combination of other instruments.  For example, payments on your Notes are economically equivalent to the amounts that would be paid on a combination of an interest-bearing bond purchased, and an option sold, by the investor (with an implicit option premium paid over time to the investor).  The discussion in this paragraph does not modify or affect the terms of the offered Notes or the United States or Canadian income tax treatment of the offered Notes as described under “Supplemental Discussion of Canadian Tax Consequences” and “Supplemental Discussion of U.S. Federal Income Tax Consequences” in the accompanying product prospectus supplement.

SELECTED RISK CONSIDERATIONS

An investment in the Notes involves significant risks.  Investing in the Notes is not equivalent to investing directly in the Reference Stock.  These risks are explained in more detail in the section “Additional Risk Factors Specific to Your Notes” in the product prospectus supplement.  In addition to the risks described in the prospectus supplement and the product prospectus supplement, you should consider the following:

•
Principal at Risk — Investors in the Notes could lose some or a substantial value of their principal amount if there is a decline in the trading price of the Reference Stock between the pricing date and the valuation date. The rate of interest payable on the Notes, which will be payable for less than one year, may not be sufficient to compensate for any such loss.

•
Market Disruption Events and Adjustments —The payment at maturity and the valuation date are subject to adjustment as described in the product prospectus supplement.  For a description of what constitutes a market disruption event as well as the consequences of that market disruption event, see “General Terms of the Notes—Consequences of Market Disruption Events” in the product prospectus supplement.

•
The Inclusion in the Purchase Price of the Notes of a Selling Concession and of Royal Bank’s Cost of Hedging its Market Risk under the Notes Will Adversely Affect the Value of the Notes Prior to Maturity — The price at which you purchase of the Notes includes a selling concession (including a broker’s commission), as well as the costs that Royal Bank (or one of its affiliates) expects to incur in the hedging of its market risk under the Notes. Such hedging costs include the expected cost of undertaking this hedge, as well as the profit that Royal Bank (or its affiliates) expects to realize in consideration for assuming the risks inherent in providing such hedge.  As a result, assuming no change in market conditions or any other relevant factors, the price, if any, at which you may be able to sell your Notes prior to maturity may be less than your original purchase price. The Notes are not designed to be short-term trading instruments.  Accordingly, you should be able and willing to hold your Notes to maturity.

RBC Capital Markets, LLC
P6

Reverse Convertible Notes due July 5, 2013 Linked to the Common Stock of Cirrus Logic, Inc.

 U.S. FEDERAL TAX INFORMATION

RevCon 78008SJ98 (CRUS): 0.28% of each stated interest payment (9.30% in total) on the RevCons will be treated as an interest payment and 9.02% of each stated interest payment will be treated as payment for the Put Option for U.S. federal income tax purposes.

Please see the discussion (including the opinion of our counsel Morrison & Foerster LLP) in the product prospectus supplement dated January 28, 2011 under “Supplemental Discussion of U.S. Federal Income Tax Consequences,” which applies to your Notes.

INFORMATION REGARDING THE ISSUER OF THE REFERENCE STOCK

The Reference Stock is registered under the Securities Exchange Act of 1934 (the “Exchange Act”). Companies with securities registered under that Act are required to file periodically certain financial and other information specified by the Securities and Exchange Commission (the “SEC”).  Information provided to or filed with the SEC can be inspected and copied at the public reference facilities maintained by the SEC or through the SEC’s website at www.sec.gov.  In addition, information regarding the Reference Stock may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents.

The following information regarding the issuer of the Reference Stock is derived from publicly available information.

We have not independently verified the accuracy or completeness of reports filed by the issuer with the SEC, information published by it on its website or in any other format, information about it obtained from any other source or the information provided below.

Cirrus Logic, Inc. designs and manufactures integrated circuits that employ precision linear and advanced mixed-signal processing technologies. The company's products enable system-level applications in mass storage, audio, and precision data conversion. The company serves a broad customer base in the mass storage, industrial, and audio markets.

HISTORICAL INFORMATION

The following graph sets forth the recent historical performances of the Reference Stock.  In addition, below the graph is a table setting forth the intra-day high, intra-day low and period-end closing prices of the Reference Stock. The information provided in the table is for the four calendar quarters of 2010, 2011 and 2012, the first calendar quarter of 2013, and for April 1, 2013 (the first trading day of the second calendar quarter of 2013).

We obtained the information regarding the historical performance of the Reference Stock in the chart below from Bloomberg Financial Markets.

We have not independently verified the accuracy or completeness of the information obtained from Bloomberg Financial Markets.  The historical performance of the Reference Stock should not be taken as an indication of future performance, and no assurance can be given as to the market prices of the Reference Stock on the Valuation Date.  We cannot give you assurance that the performance of the Reference Stock will not result in the loss of all or part of your investment.

RBC Capital Markets, LLC
P7

Reverse Convertible Notes due July 5, 2013 Linked to the Common Stock of Cirrus Logic, Inc.

Period-Start Date	Period-End Date	High Intra-Day Price of the Reference Stock in ($)	Low Intra-Day Price of the Reference Stock in ($)	Period-End Closing Price of the Reference Stock in ($)
1/1/2010	3/31/2010	8.67	6.23	8.39
4/1/2010	6/30/2010	18.85	8.37	15.81
7/1/2010	9/30/2010	20.95	14.55	17.84
10/1/2010	12/31/2010	18.18	12.39	15.98

1/1/2011	3/31/2011	25.48	16.07	21.03
4/1/2011	6/30/2011	21.25	13.13	15.90
7/1/2011	9/30/2011	18.44	12.53	14.74
10/1/2011	12/30/2011	18.35	13.40	15.85

1/1/2012	3/30/2012	24.85	15.70	23.80
4/1/2012	6/29/2012	31.22	20.29	29.88
7/1/2012	9/28/2012	45.49	24.94	38.39
10/1/2012	12/31/2012	41.44	25.32	28.97

1/1/2013	3/28/2013	31.95	22.04	22.75
4/1/2013	4/1/2013	22.85	21.85	22.05

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

RBC Capital Markets, LLC
P8

Reverse Convertible Notes due July 5, 2013 Linked to the Common Stock of Cirrus Logic, Inc.

SUPPLEMENTAL PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)
We expect that delivery of the Notes will be made against payment for the Notes on or about April 4, 2013, which is the third (3rd) business day following the Pricing Date (this settlement cycle being referred to as “T+3”). See “Plan of Distribution” in the prospectus supplement dated January 28, 2011. For additional information as to the relationship between us and RBC Capital Markets, LLC, please see the section “Plan of Distribution—Conflicts of Interest” in the prospectus dated January 28, 2011.

VALIDITY OF THE NOTES

In the opinion of Norton Rose Canada LLP, the issue and sale of the Notes has been duly authorized by all necessary corporate action of the Bank in conformity with the Indenture, and when the Notes have been duly executed, authenticated and issued in accordance with the Indenture, the Notes will be validly issued and, to the extent validity of the Notes is a matter governed by the laws of the Province of Ontario or Québec, or the laws of Canada applicable therein, and will be valid obligations of the Bank, subject to applicable bankruptcy, insolvency and other laws of general application affecting creditors’ rights, equitable principles, and subject to limitations as to the currency in which judgments in Canada may be rendered, as prescribed by the Currency Act (Canada).  This opinion is given as of the date hereof and is limited to the laws of the Provinces of Ontario and Quebec and the federal laws of Canada applicable thereto.  In addition, this opinion is subject to customary assumptions about the Trustee’s authorization, execution and delivery of the Indenture and the genuineness of signatures and certain factual matters, all as stated in the letter of such counsel dated March 6, 2012, which has been filed as Exhibit 5.1 to Royal Bank’s Form 6-K filed with the SEC on March 6, 2012.

In the opinion of Morrison & Foerster LLP, when the Notes have been duly completed in accordance with the Indenture and issued and sold as contemplated by the prospectus supplement and the prospectus, the Notes will be valid, binding and enforceable obligations of Royal Bank, entitled to the benefits of the Indenture, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith).  This opinion is given as of the date hereof and is limited to the laws of the State of New York.  This opinion is subject to customary assumptions about the Trustee’s authorization, execution and delivery of the Indenture and the genuineness of signatures and to such counsel’s reliance on the Bank and other sources as to certain factual matters, all as stated in the legal opinion dated March 6, 2012, which has been filed as Exhibit 5.2 to the Bank’s Form 6-K dated March 6, 2012.

RBC Capital Markets, LLC
P9